Exhibit 99.1

IPA Selected to Work with Elektrofi on COVID-19 Therapeutic Delivery and Future Pandemic Preparation under SBIR Contract from Defense Health Agency within US Department of Defense

  Companies to pursue a low-volume injectable formulation of IPA’s COVID-19 antibody cocktail, PolyTope® TATX-03
  The new formulation, TATX-03E, aims to address the patient need for a stable, low-volume, self-injectable formulation that is deployment ready
  TATX-03E may further serve unmet patient needs by providing immunodeficient patients in need of routine administration with an at home, self-administered, medication

BOSTON--(BUSINESS WIRE)--March 14, 2022--Elektrofi (ELEKTROFI, INC) & IPA (IMMUNOPRECISE ANTIBODIES LTD.) (NASDAQ: IPA) (TSXV: IPA) today announced they are entering into a collaboration to explore a high-concentration formulation of IPA’s COVID-19 antibody cocktail, PolyTope® TATX-03. This collaboration aims to generate an IND-enabling data package for the FDA for an alternatively formulated version of TATX-03, named TATX-03E, that could be easily self-administered in a non-healthcare setting. By joining forces, the parties anticipate formulating TATX-03E for stable and rapid distribution to the consumer, a drug product ideally suited to serve unmet needs for rapid deployment, field use, and higher frequency dosing for immunocompromised individuals requiring on-going access to therapies and prophylaxis.

The collaboration between Elektrofi and IPA will be supported by Elektrofi’s contract with the DHA Small Business Innovation Research (SBIR) Program within the Department of Defense (DoD). The companies will begin by conducting formulation feasibility studies followed by IND-enabling, non-clinical studies to establish safety and efficacy with the novel formulation.

“We are impressed by the neutralizing activity demonstrated by ImmunoPrecise’s antibody cocktail against current variants of concern, including Omicron. Nearly all other programs we have looked into partnering with do not demonstrate the ability to neutralize so many variants,” said Daniel Dadon, Director of Scientific Strategy at Elektrofi. “We look forward to working with IPA to develop a product that could potentially improve access to this class of life saving medicines and reduce the burden on healthcare systems.”

“Antibodies have been an essential asset for COVID-19 patients since their introduction earlier in the pandemic,” said Dr. Jennifer Bath, CEO and President of IPA. “We are excited to be working with Elektrofi and applying their formulation technology to these critical therapies, as self-administration could significantly alleviate the burden associated with COVID-19 and future pandemics, as well as other diseases.”

About Elektrofi

Elektrofi is a biotechnology company focused on improving administration for a wide range of medicines including monoclonal antibodies, therapeutic proteins, and other large molecule drugs. Its breakthrough formulation platform enables stabilized, highly concentrated formulations for subcutaneous administration. The company is using this technology to transform therapies that are administered intravenously, and to enhance injectable products by reducing the volume and frequency of dosing. Elektrofi partners with pharmaceutical companies to jointly develop patient-friendly delivery solutions. Headquartered in Boston, the company is shaping the future of biologics delivery. Visit www.elektrofi.com for more information.

About Immunoprecise

ImmunoPrecise Antibodies Ltd. is a biotherapeutic, innovation-powered company that supports its business partners in their quest to discover and develop novel antibodies against a broad range of target classes and diseases. The Company offers a hybrid of services and programs with advanced platforms and technologies — dynamic scientists and business advisors — to optimize antibody discovery and development, against rare and/or challenging epitopes. For further information, visit www.immunoprecise.com.

Forward Looking Information

IPA (IMMUNOPRECISE ANTIBODIES LTD.) (the “Company”) (NASDAQ: IPA) (TSXV: IPA) This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “potential,” "plans," "expects" or "does not expect," "is expected," "estimates," "intends," "anticipates" or "does not anticipate," or "believes," or variations of such words and phrases or state that certain actions, events or results "may," "could," "would," "might" or "will" be taken, occur or be achieved. Forward-looking information contained in this news release include, but are not limited to, statements regarding the Company’s ability to complete its pre-IND studies, the ability of the Company to successfully submit an IND application with respect to PolyTope® TATX-03, the ability to formulate TATX-03 with Elektrofi’s technology, the efficacy of the product in novel formulations and deliveries, statements regarding regulatory approvals, statements, statements regarding the potential of IPA’s PolyTope® monoclonal antibodies, including TATX-03, to promote antibody-mediated clearance, to provide strong anti-viral effects against SARS-CoV-2/COVID-19 disease or any variant of the virus as either a prophylactic (preventative) or treatment (therapeutic), and/or to retain efficacy over time. In respect of the forward-looking information contained herein, the Company has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, without limitation, the Company may not be successful in timely completing existing or new pre-IND studies or submitting an IND application to the FDA, developing the new formulation or delivery, or the successful and timely completion of preclinical assays, studies and clinical trials, or may not receive all regulatory approvals to commence and then continue clinical trials of its products, including PolyTope® TATX-03 and, be successful in partnering or commercializing its products related to COVID-19, the coverage and applicability of the Company’s intellectual property rights to its PolyTope® antibody cocktails, as well as those risks discussed in the Company’s Annual Information Form dated July 27, 2021 (which may be viewed on the Company’s profile at www.sedar.com) and the Company’s Form 40-F, Amendment No, 1 dated September 28, 2021 (which may be viewed on the Company’s profile at www.sec.gov). Furthermore, there can be no assurance that the pending patent applications will issue as patents and that challenges will not be instituted against the validity or enforceability of such patents. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contacts

Elektrofi
Elektrofi, Inc
Daniel B. Dadon
Daniel@elektrofi.com

IPA Investors
LifeSci Advisors
John Mullaly
jmullaly@lifesciadvisors.com